EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Nine Months Ended
September 30, 2011
(Dollars in millions)

Determination of Earnings:
Income from continuing operations before taxes	$2,939
Add (Deduct):
Amortization of capitalized interest	16
Fixed charges	334
Equity income, net of distributions	(36)

Total earnings, as defined	$3,253

Fixed Charges:
Rents(a)	$49
Interest and other financial charges	285

334
Capitalized interest	9

Total fixed charges	$343

Ratio of Earnings to Fixed Charges	9.48

(a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.

53